File No. 812-14867

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d—1 UNDER THE ACT

TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTION 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Riverstone Credit Partners II LLC; Riverstone Investment Group LLC; Riverstone International, Limited; Riverstone Strategic Credit Partners, L.P.; REL Coinvestment, L.P.; Riverstone Energy Co-Investment VI, L.P.; Riverstone Global Energy and Power Fund V, L.P.; Riverstone Global Energy and Power Fund VI, L.P.; Riverstone Non-ECI Partners, L.P.; Riverstone Energy Limited; Riverstone Credit Partners, L.P.; Riverstone Credit Partners - Direct, L.P.; Riverstone Credit Partners Co-Investment, L.P.; RCP Fund I Feeder, L.P.; Riverstone Strategic Credit Partners A-1, L.P.; Riverstone Strategic Credit Partners A-2, L.P.; Riverstone Strategic Credit Partners A-1 AIV, L.P.; Riverstone Strategic Credit Partners A-2 AIV, L.P.; Riverstone Credit Partners II - Direct, L.P.; Riverstone Credit Partners II Co-Investment, L.P.; Riverstone Credit Partners II, L.P.; RCP Fund II Feeder, L.P.; RCP II Non-US Credit Partners II, L.L.C.; RCP II NEPC Syndication Partners, L.P.; RCP II NEPC Syndication Partners Feeder, L.P

712 Fifth Avenue, 36th Floor

New York, New York 10019

All Communications, Notices and Orders to:

Steve Coats, Esq.

General Counsel

Riverstone Credit Partners II LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

(212) 993-0092

Copies to:

David W. Blass, Esq.

Rajib Chanda, Esq.

Glenn R. Sarno, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Telephone: (202) 636-5863

Facsimile:  (202) 636-5502

Page 1 of 20 sequentially numbered pages (including exhibits)

June 25, 2018

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d—1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

)
Riverstone Credit Partners II LLC	)
Riverstone Investment Group LLC	)
Riverstone International, Limited	)
Riverstone Strategic Credit Partners, L.P.	)
REL Coinvestment, L.P.	)
Riverstone Energy Co-Investment VI, L.P.	)
Riverstone Global Energy and Power Fund V, L.P.	)
Riverstone Global Energy and Power Fund VI, L.P.	)
Riverstone Non-ECI Partners, L.P.	)
Riverstone Energy Limited	)
Riverstone Credit Partners, L.P.	)
Riverstone Credit Partners - Direct, L.P.	)
Riverstone Credit Partners Co-Investment, L.P.	)
RCP Fund I Feeder, L.P.	)
Riverstone Strategic Credit Partners A-1, L.P.	)
Riverstone Strategic Credit Partners A-2, L.P.	)
Riverstone Strategic Credit Partners A-1 AIV, L.P.	)
Riverstone Strategic Credit Partners A-2 AIV, L.P.	)
Riverstone Credit Partners II - Direct, L.P.	)
Riverstone Credit Partners II Co-Investment, L.P.	)
Riverstone Credit Partners II, L.P.	)
RCP Fund II Feeder, L.P.	)
RCP II Non-US Credit Partners II, L.L.C.	)
RCP II NEPC Syndication Partners, L.P.	)
RCP II NEPC Syndication Partners Feeder, L.P	)
)

712 Fifth Avenue, 36th Floor
New York, New York 10019

File No. 812-14867
Investment Company Act of 1940

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d—1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•                  Riverstone Credit Partners II LLC (the “Fund”);

•                  Riverstone Investment Group LLC (“RIG”), the Fund’s investment adviser, on behalf of itself and its successors;(1)

•                  The investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is RIG or a Controlled Adviser(2) and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds”).

The Fund, the Adviser, and the Existing Affiliated Funds are referred to herein as the “Applicants.”

In particular, the relief requested in this first amendment to the application (the “Application”) would permit one or more Regulated Funds(3) and/or one or more Affiliated Funds(4) to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d—1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);(5) and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary (as defined below)) participates together with one or more Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. The Applicants do not seek relief for transactions that would be permitted under other regulatory or

(1)                                 The term “successor,” as applied to each Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

(2)                                 The term “Controlled Adviser,” means the relying adviser of RIG set forth Schedule A attached hereto.

(3)                                 “Regulated Fund” means the Fund and any Future Regulated Fund. “Future Regulated Fund” means any closed-end investment management company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an Adviser and (c) that intends to participate in the Co-Investment Program (as defined below). “Adviser” means (a) RIG, (b) the Controlled Advisers, and (c) any future investment adviser that controls, is controlled by, or is under common control with RIG and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

(4)                                 “Affiliated Fund” means (a) the Existing Affiliated Funds; (b) any Riverstone Proprietary Account; or (c) and any Future Affiliated Fund.  “Riverstone Proprietary Account” means any future company that is an indirect, wholly- or majority-owned subsidiary of RIG, which, from time to time, may hold various financial assets in a principal capacity.  “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

(5)                                 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.(6)

II. APPLICANTS

A.                                    The Fund

The Fund is a Delaware limited liability company that will operate as an externally managed specialty finance company that is a non-diversified, closed-end management investment company and intends to elect to be regulated as a privately offered business development company (“BDC”) under Section 54(a) of the 1940 Act.(7)  The Fund will be managed by RIG. The Fund intends to file a registration statement with the Commission on Form 10 under the Securities Exchange Act of 1934, as amended (the “1934 Act”),  that will be effective prior to commencement of operations of the Fund and prior to any Applicant relying on the Order. While the Fund will be registered under Section 12 of the 1934 Act, it will rely on certain exemptions from registration under the 1933 Act to conduct a private offering pursuant to Regulation D.

The Fund’s investment objective will be to generate current income and long-term capital appreciation primarily through a diversified portfolio of debt-related investments in energy companies. The Fund’s investments may take on many structures including, without limitation, reserve-based lending, first lien term loans, second lien term loans, senior unsecured and senior subordinated notes, bridge loans, hybrid capital solutions, distressed credit debt, first lien revolving credit facilities, credit default swaps and/or any combination thereof.  When permitted by the Order, the Fund will co-invest with Affiliated Funds to the extent that the potential investments are consistent with the Fund’s investment Objectives and Strategies(8) and Board-Established Criteria. (9)

The Fund expects to invest primarily in: (i) directly originated loans, such as primary loans originated for both private and public companies, with a focus on small and mid-market companies with limited debt capacity or an inability to access institutional capital markets; (ii) “capital relief” investments, including existing bank loans deemed “nonconforming” or “substandard” under applicable rules and guidelines of the Office of the Comptroller of the Currency or other banking agencies, or where relationship dynamics have changed or become nonstrategic; and (iii)

(6)                                 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

(7)                                 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

(8)                                 “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement, other filings the Regulated Fund has made with the Commission under the 1940 Act, the 1933 Act, the 1934 Act, and the Regulated Fund’s reports to shareholders.

(9)                                 “Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which each Adviser to the Regulated Fund should be notified under condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then each Adviser to the Regulated Fund will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. Each Adviser to a Regulated Fund may from time to time recommend criteria for the applicable Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Directors. The Non-Interested Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

market-based opportunities, including non-originated primary and secondary investment opportunities in both private and public securities. The Fund may also invest opportunistically in other types of investments.(10)

The Fund will have at least a three-member board of directors (the “Board”),(11) of which a majority of members are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”). No Non-Interested Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) of the Regulated Funds.

B.                                    The Wholly-Owned Investment Subsidiaries

The Fund or one or more of the Regulated Funds may from time to time form special purpose subsidiaries (each, a “Wholly-Owned Investment Subsidiary”) (i) that are wholly owned by the applicable Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA)(12); (iii) with respect to which the Board of such Regulated Fund has the sole authority to make all determinations with respect to the entity’s participation under the terms and conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

C.                                    RIG and The Controlled Adviser

Each of RIG and the Controlled Adviser is a subsidiary of Riverstone Holdings LLC (“Riverstone”). Riverstone is an investment advisory services firm specializing in offering investment advisory services to private equity and credit funds. Riverstone focuses on buyout, growth capital and other equity and debt investments in the energy and power sectors.  Riverstone managed $25,686,791,808 of client assets as of December 31, 2017.

1.                                      RIG

RIG is a Delaware limited liability company registered as an investment adviser with the Commission under the Advisers Act.  RIG’s primary focus is on the energy and power industry. RIG specializes in buyout, growth capital and other equity and debt investments in the energy and power sectors, and has significant experience advising and lending to energy companies.

RIG will serve as investment adviser to the Fund pursuant to an investment advisory agreement and manage the Fund’s portfolio in accordance with the Fund’s Objectives and Strategies. RIG will make investment decisions for the Fund, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Fund, subject to the oversight of the Board.

RIG also serves as investment adviser to certain of the Existing Affiliated Funds.

(10)                          Each Future Regulated Fund will invest consistent with its Objectives and Strategies, which may differ from those of the Fund.

(11)                          The term “Board” means, with respect to any Regulated Fund, the board of directors of that Regulated Fund.

(12)                          The term “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended, as a small business investment company (an “SBIC”).

2.                                      Riverstone International Limited

Riverstone International Limited is a limited company formed under the laws of the Cayman Islands.  It is a relying adviser of RIG under the Advisers Act. Riverstone International Limited provides investment advisory services to certain of the Existing Affiliated Funds.

D.                                    The Existing Affiliated Funds

Each Existing Affiliated Fund is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Each Existing Affiliated Fund is managed in accordance with such fund’s investment strategy as disclosed in its respective offering documents.

III. REQUEST FOR ORDER

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below, one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Applicants seek relief to permit the Regulated Funds and the Affiliated Funds to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that may arise in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.                                    Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d—1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular, pursuant to Section 57(b), Section 57(a)(4) of the 1940 Act applies to:

•                  Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•                  Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,(13) or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.(14)

Certain of the Affiliated Funds may, in the future, be Riverstone Proprietary Accounts, which are wholly- or majority-owned subsidiaries of Riverstone investing in a principal capacity. The Applicants believe the inclusion of Riverstone Proprietary Accounts is appropriate under the terms and conditions of this Application because, pursuant to condition 16, the allocation policies and procedures of the Applicants will provide that Potential Co-Investment Transactions are offered to client accounts before they are offered to any Riverstone Proprietary Account. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds and Regulated Funds based on each client’s particular Objectives and Strategies and Board-Established Criteria and in accordance with the conditions. If the aggregate amount recommended by the Advisers to be invested by the Affiliated Funds (not including the Riverstone Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, no Riverstone Proprietary Account would participate in the investment opportunity. If the aggregate amount recommended by the Advisers to be invested by the Affiliated Funds (not including the Riverstone Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a Riverstone Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction.

RIG will be the investment adviser to the Fund, and an Adviser will be the investment adviser to each of the Future Regulated Funds.  An Adviser is the investment adviser to each of the Existing Affiliated Funds and an Adviser will be the investment adviser to each Future Affiliated Fund. RIG may be deemed to control the Fund, and any other Adviser will be controlling, controlled by, or under common control with RIG. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.  Finally, because any Riverstone Proprietary Accounts would be controlled by Riverstone, and therefore would be under common control with RIG and the Fund and any future Adviser and Future Regulated Funds, the Riverstone Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

(13)                          Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

(14)                          See, e.g., In re Investment Company Mergers, SEC Rel. No. IC—25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

B.                                    Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d—1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d—1 under the 1940 Act are met.

C.                                    Protection Provided by the Proposed Conditions

The Applicants believe that the proposed conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of the shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of its stockholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit such affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, Board-Established Criteria, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund.(15) Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser for these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) of the 1940 Act (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) of the 1940 Act (the “Eligible Directors”).(16)

Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of the Adviser’s advisory business. The Adviser considers a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, the Adviser will be able to limit the Potential Co-Investment Opportunities it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board. In addition to the other protections offered by the conditions to the application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to, Follow-On Investments) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such shares as required under condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser and its principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand; existing commitments and reserves, if any; the targeted leverage level; the targeted asset mix; and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand; existing commitments and reserves, if any; the targeted leverage level; the targeted asset mix; and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the conditions would be consistent with the provisions, policies,

(15)                          The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

(16)                          In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o), and purposes of the 1940 Act, and would not be done on a basis that is different from, or less advantageous than, other participants.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. The Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subsidiary. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

D.                                    Proposed Conditions

The Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.                                      (a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified, for each Regulated Fund the Adviser manages, of all Potential Co-Investment Transactions that: (i) an Adviser considers for any other Regulated Fund or Affiliated Fund or that a Riverstone Proprietary Account considers for its own investment; and (ii) fall within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under condition 1(a), such Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.                                      (a)                                 If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b)                                 If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)                               After making the determinations required in conditions 1(b) and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)                                     the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

(ii)                                  the Potential Co-Investment Transaction is consistent with:

(A)                               the interests of the Regulated Fund’s stockholders; and

(B)                               the Regulated Fund’s then-current Objectives and Strategies;

(iii)                               the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or Affiliated Funds; provided that if any other Regulated Funds or Affiliated Funds, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)                               the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)                               the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)                               any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Fund in accordance with the amount of each party’s investment; and

(iv)                              the proposed investment by the Regulated Fund will not benefit the Advisers, any Affiliated Funds or other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.                                      Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.                                      The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.                                      Except for Follow-On Investments made in accordance with condition 8,(17) a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, an Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.                                      A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.                                      (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)                                     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)                                  formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)                                 Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)                                  A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)                                 Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.                                      (a)                                 If any Affiliated Fund or Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)                                     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed Follow-On Investment at the earliest practical time; and

(ii)                                  formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(17)                          This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

(b)                                 A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)                                  If, with respect to any Follow-On Investment:

(i)                                     the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)                                  the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each.

(d)                                 The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.                                      The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Fund participated, so that the Non-Interested Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually: (a) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions; and (b) the continued appropriateness of any Board-Established Criteria.

10.                               Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.                               No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.                               The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.                               Any transaction fee(18) (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the investment advisory agreements between such Adviser and the Regulated Fund or Affiliated Fund).

14.                               If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State laws affecting the Board’s composition, size or manner of election.

15.                               Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for the Board of such Regulated Fund that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

16.                               The Riverstone Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the other Affiliated Funds is less than the total investment opportunity.

IV. IN SUPPORT OF THE APPLICATION

The Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the stockholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.                                    Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d—1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their stockholders.

In cases where the Advisers identify favorable investment opportunities requiring larger capital commitments or investment opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to singly fund such opportunities or is otherwise limited in its ability to singly acquire such an opportunity as a result of diversification rules or other regulatory or portfolio requirements, absent the relief sought by this Application, such Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable such Regulated Fund to participate with one or more of the Regulated Funds and/or one or more of the Affiliated Funds in making larger financing commitments, which would, in turn, allow such Regulated Fund to potentially obtain more favorable pricing or other

(18)                          The Applicants are not requesting, and the Commission is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

terms and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Fund. In addition, by not being required to fully fund a large investment and by participating with Affiliated Funds in a Co-Investment Transaction, such Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund and its stockholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions, thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Fund and their stockholders. The Fund’s Board, including the Non-Interested Directors, have determined that it is in the best interests of the Fund to obtain the Order at the earliest possible time and instructed the officers of the Fund, RIG and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that it is proper and desirable for the Fund to participate in Co-Investment Transactions with other Regulated Funds and/or one or more Affiliated Funds.

B.                                    Protective Representations and Conditions

The terms and conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s stockholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and all Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1(b) and 2(a), the Regulated Fund’s Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Regulated Fund’s Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and the Affiliated Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that the Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Regulated Fund’s Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See, e.g., Horizon Technology Finance Corporation, et al., (File No. 812-14738) Investment Company Act Rel. No. 32888 (October 30, 2017) (notice) and 32923 (November 27, 2017) (order), Goldman Sachs BDC, Inc., et al., (File No. 812-14219) Investment Company Act Rel. No. 32382 (December 7, 2016) (notice) and 32409 (January 4, 2017) (order), Capitala Finance Corp., et al., (File No. 812-14544) Investment Company Act Rel. No. 32102 (May 5, 2016) (notice) and 32132 (June 1, 2016) (order), and Eagle Point Credit Company Inc., et al., (File No. 812-14330) Investment Company Act Rel. No. 31457 (Feb. 18, 2015) (notice) and 31507 (March 17, 2015) (order).

VI. PROCEDURAL MATTERS

Please address all communications concerning this Application and the Notice and Order to:

Steve Coats, Esq.

General Counsel

712 Fifth Avenue, 36th Floor

New York, New York 10019

(212) 993-0092

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David W. Blass, Esq.

Rajib Chanda, Esq.

Glenn R. Sarno, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Telephone: (202) 636-5863

Facsimile:  (202) 636-5502

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2(c) under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by an authorized person of each Applicant pursuant to the general authority vested in him as such by the Certificate of Formation and Limited Liability Company Agreement or Certificate of Limited Partnership and Limited Partnership Agreement of each Applicant, as applicable.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing. All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 25th day of June, 2018.

Riverstone Credit Partners II LLC

By:	/s/ Peter Haskopoulos

	Name:	Peter Haskopoulos
	Title:	Authorized Person

Riverstone Investment Group LLC
Riverstone International, Limited
Riverstone Strategic Credit Partners, L.P.
REL Coinvestment, L.P.
Riverstone Energy Co-Investment VI, L.P.
Riverstone Global Energy and Power Fund V, L.P.
Riverstone Global Energy and Power Fund VI, L.P.
Riverstone Non-ECI Partners, L.P.
Riverstone Energy Limited
Riverstone Credit Partners, L.P.
Riverstone Credit Partners - Direct, L.P.
Riverstone Credit Partners Co-Investment, L.P.
RCP Fund I Feeder, L.P.
Riverstone Strategic Credit Partners A-1, L.P.
Riverstone Strategic Credit Partners A-2, L.P.
Riverstone Strategic Credit Partners A-1 AIV, L.P.
Riverstone Strategic Credit Partners A-2 AIV, L.P.
Riverstone Credit Partners II - Direct, L.P.
Riverstone Credit Partners II Co-Investment, L.P.
Riverstone Credit Partners II, L.P.
RCP Fund II Feeder, L.P.
RCP II Non-US Credit Partners II, L.L.C.
RCP II NEPC Syndication Partners, L.P.
RCP II NEPC Syndication Partners Feeder, L.P

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Authorized Person

Exhibit A

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated June 25, 2018, for and on behalf Riverstone Credit Partners II LLC; Riverstone Investment Group LLC; Riverstone International, Limited; Riverstone Strategic Credit Partners, L.P.; REL Coinvestment, L.P.; Riverstone Energy Co-Investment VI, L.P.; Riverstone Global Energy and Power Fund V, L.P.; Riverstone Global Energy and Power Fund VI, L.P.; Riverstone Non-ECI Partners, L.P.; Riverstone Energy Limited; Riverstone Credit Partners, L.P.; Riverstone Credit Partners - Direct, L.P.; Riverstone Credit Partners Co-Investment, L.P.; RCP Fund I Feeder, L.P.; Riverstone Strategic Credit Partners A-1, L.P.; Riverstone Strategic Credit Partners A-2, L.P.; Riverstone Strategic Credit Partners A-1 AIV, L.P.; Riverstone Strategic Credit Partners A-2 AIV, L.P.; Riverstone Credit Partners II - Direct, L.P.; Riverstone Credit Partners II Co-Investment, L.P.; Riverstone Credit Partners II, L.P.; RCP Fund II Feeder, L.P.; RCP II Non-US Credit Partners II, L.L.C.; RCP II NEPC Syndication Partners, L.P.; and RCP II NEPC Syndication Partners Feeder, L.P; that he or she is authorized to execute this sworn statement of each entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Riverstone Credit Partners II LLC

By:	/s/ Peter Haskopoulos

	Name:	Peter Haskopoulos
	Title:	Authorized Person

Riverstone Investment Group LLC
Riverstone International, Limited
Riverstone Strategic Credit Partners, L.P.
REL Coinvestment, L.P.
Riverstone Energy Co-Investment VI, L.P.
Riverstone Global Energy and Power Fund V, L.P.
Riverstone Global Energy and Power Fund VI, L.P.
Riverstone Non-ECI Partners, L.P.
Riverstone Energy Limited
Riverstone Credit Partners, L.P.
Riverstone Credit Partners - Direct, L.P.
Riverstone Credit Partners Co-Investment, L.P.
RCP Fund I Feeder, L.P.
Riverstone Strategic Credit Partners A-1, L.P.
Riverstone Strategic Credit Partners A-2, L.P.
Riverstone Strategic Credit Partners A-1 AIV, L.P.
Riverstone Strategic Credit Partners A-2 AIV, L.P.
Riverstone Credit Partners II - Direct, L.P.
Riverstone Credit Partners II Co-Investment, L.P.
Riverstone Credit Partners II, L.P.
RCP Fund II Feeder, L.P.
RCP II Non-US Credit Partners II, L.L.C.
RCP II NEPC Syndication Partners, L.P.
RCP II NEPC Syndication Partners Feeder, L.P

By:	/s/ Peter Haskopoulos

	Name:	Peter Haskopoulos
	Title:	Authorized Person

Schedule A

Controlled Adviser

Riverstone International, Limited

Existing Affiliated Funds

Riverstone Strategic Credit Partners, L.P.

REL Coinvestment, L.P.

Riverstone Energy Co-Investment VI, L.P.

Riverstone Global Energy and Power Fund V, L.P.

Riverstone Global Energy and Power Fund VI, L.P.

Riverstone Non-ECI Partners, L.P.

Riverstone Energy Limited

Riverstone Credit Partners, L.P.

Riverstone Credit Partners - Direct, L.P.

Riverstone Credit Partners Co-Investment, L.P.

RCP Fund I Feeder, L.P.

Riverstone Strategic Credit Partners A-1, L.P.

Riverstone Strategic Credit Partners A-2, L.P.

Riverstone Strategic Credit Partners A-1 AIV, L.P.

Riverstone Strategic Credit Partners A-2 AIV, L.P.

Riverstone Credit Partners II - Direct, L.P.

Riverstone Credit Partners II Co-Investment, L.P.

Riverstone Credit Partners II, L.P.

RCP Fund II Feeder, L.P.

RCP II Non-US Credit Partners II, L.L.C.

RCP II NEPC Syndication Partners, L.P.

RCP II NEPC Syndication Partners Feeder, L.P

2